

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 23, 2018

Dominick C. Colangelo
President and Chief Executive Officer
Vericel Corporation
64 Sidney Street
Cambridge, MA 02139

      Re: Vericel Corporation
          Registration Statement on Form S-3
          Filed August 16, 2018
          File No. 333-226873

Dear Mr. Colangelo:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Christine Westbrook at 202-551-5019 with any questions.

                          Sincerely,

                          Division of Corporation Finance
                          Office of Healthcare & Insurance

cc: Mitchell S. Bloom, Esq.